

August 25, 2022

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
5th Floor, Distrii Center, Silver Court
No. 218 Xizang South Road, Huangpu District, Shanghai 200021
People's Republic of China

>    **Re: AgiiPlus Inc.**
>       **Amended Draft Registration Statement on Form F-1/A**
>       **Submitted August 5, 2022**
>       **CIK No. 0001932470**

Dear Dr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Amended Draft Registration Statement on Form F-1/A Submitted August 5, 2022

Prospectus Summary, page 1

1.     We note your revised disclosure on page 7 and response to comment 3. You indicate that AgiiPlus does not hold personal information of over one million users. Please revise to clarify the extent to which Shanghai Zhiban, "as a third-party service provider," or Maxoffice hold personal information of over one million users. Disclose the extent to which exceeding one million users now or in the future could be deemed on behalf of AgiiPlus and subject the company to permission requirements.

Corporate History and Structure, page 66

2. We note your revised disclosure in response to comment 8. Please clarify the extent to which AgiiPlus is materially dependent upon information about users and other website information in Shanghai Zhiban's and Maxoffice's operations. Is such information shared with and/or used in operations of AgiiPlus? In this regard, we note the statement that an AgiiPlus subsidiary is authorized by Shanghai Zhiban to "use the Maxoffice website for offering its services under Tangtang." It is unclear to what extent AgiiPlus itself or its subsidiaries conduct some or all of the website operations. Please revise to clarify. Additionally, although it appears Shanghai Zhiban's revenues were historically under 1%, it appears AgiiPlus could not conduct substantially all of its operations without the Maxoffice website. Approximately what percentage of AgiiPlus' operations could be conducted without the Business Cooperation Agreement? Is Shanghai Zhiban's or Maxoffice's consent necessary if AgiiPlus seeks to transition to another third party's website hosting services? Please revise here, the second to last Risk Factor on page 24 and where appropriate to clarify.

Management's Discussion and Analysis, page 81

3. We note your revised disclosure and response to comment 1. In particular, we note the statements on page 3 that AgiiPlus expects to fund its operations and expansion from the offering, and that capital and other resource needs are expected to increase significantly as it continues to invest in the upgrade of the existing infrastructure and technology systems. Please revise the last full paragraph on page 81 to further clarify in quantitative and qualitative terms the expected funding needs to achieve your business plans, which appear to constitute a known trend, event, uncertainty or demand that may have a material effect on the company's operations, profitability, liquidity or capital resources.

4. We note your revised disclosure on page 69 and response to comment 9. Please revise to disclose (1) in quantitative terms the extent to which COVID-19 has materially impacted your operations, (2) whether your lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (3) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Jing Hu
AgiiPlus Inc.
August 25, 2022
Page 3

        You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.  Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc:     Guillaume de Sampigny